UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Rollins, Inc.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

775711 10 4
(CUSIP Number)

Stephen D. Fox

171 17th Street NW

Suite 2100

Atlanta, Georgia 30363-1031

(404) 873-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4	Page 2 of 25

1	Name of Reporting Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 494,585*,**
8	Shared Voting Power 171,468,289*,**
9	Sole Dispositive Power 494,585*,**
10	Shared Dispositive Power 171,468,289*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 171,962,874*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 52.5 percent*,**
14	Type of Reporting Person IN
*	Includes 9,526,793 shares of Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 159,734,464 shares of Company Common Stock owned by RFPS Investments I, L.P., a Georgia limited partnership. The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc., a Georgia corporation, holds a majority of all voting interests in LOR Investment Company, LLC. Mr. R. Randall Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 1,490,541 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. Also includes 716,491 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

**	Shares shown are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s indirect beneficial ownership of Company Common Stock will change. His indirect ownership will include shares of Company Common Stock owned directly by (a) LOR, Inc., a Georgia corporation (Mr. R. Randall Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc.), (b) RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC), (c) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), (d) Rollins Holding Company, Inc., a Georgia corporation (Mr. R. Randall Rollins is an officer and director of Rollins Holding Company, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of Rollins Holding Company, Inc.), (e) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (f) 2007 GWR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. Gary W. Rollins (Mr. R. Randall Rollins is a trustee of each such trust), (g) seven trusts (the “Rollins Family Trusts”) for the benefit of his children and/or more remote descendants, and (h) a charitable lead trust (the “Charitable Lead Trust”). (The trustee of each of the Rollins Family Trusts and the Charitable Lead Trust is a corporation over which Mr. R. Randall Rollins and Mr. Gary W. Rollins have the ability to assert control within sixty days.) Each of the entities described above will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments I, L.P. that are distributed to persons other than those named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the entities named above and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that he beneficially owns.

CUSIP No. 775711 10 4	Page 3 of 25

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,686,033*,**
8	Shared Voting Power 170,768,304*,**
9	Sole Dispositive Power 3,686,033*,**
10	Shared Dispositive Power 170,768,304*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,454,337*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 53.2 percent*,**
14	Type of Reporting Person IN

*	Includes 9,526,793* shares of the Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 16,506* shares of Company Common Stock held by his wife. Also includes 159,734,464 shares of Company Common Stock owned by RFPS Investments I, L.P., a Georgia limited partnership. The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc., a Georgia corporation, holds a majority of all voting interests in LOR Investment Company, LLC. Mr. Gary W. Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 1,490,541 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

**	Shares shown are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s indirect beneficial ownership of Company Common Stock will change. His indirect ownership will include shares of Company Common Stock owned directly by (a) LOR, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc.), (b) RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC), (c) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), (d) Rollins Holding Company, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of Rollins Holding Company, Inc.), (e) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (f) 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (g) seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his brother, Mr. R. Randall Rollins, and (h) a charitable lead trust (the “Charitable Lead Trust”). (The trustee of each of the Rollins Family Trusts and the Charitable Lead Trust is a corporation over which Mr. R. Randall Rollins and Mr. Gary W. Rollins have the ability to assert control within sixty days.) Each of the entities described above will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments I, L.P. that are distributed to persons other than those named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the entities named above and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that he beneficially owns.

CUSIP No. 775711 10 4	Page 4 of 25

1	Name of Reporting Person RFPS Management Company I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0*
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*	RFPS Management Company I, L.P. was dissolved, effective June 30, 2020.

CUSIP No. 775711 10 4	Page 5 of 25

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,490,541
8	Shared Voting Power 0
9	Sole Dispositive Power 1,490,541
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,541
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 6 of 25

1	Name of Reporting Person RFPS Investments I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 159,734,464*
8	Shared Voting Power 0
9	Sole Dispositive Power 159,734,464*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,734,464*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.7 percent*
14	Type of Reporting Person PN

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the distribution of shares of Company Common Stock in connection with the Dissolution, the reporting person will no longer beneficially own any shares of Company Common Stock. Currently, the number of shares of Company Common Stock to be received in the Dissolution by distributees thereof is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose that it no longer beneficially owns any shares of Company Common Stock.

CUSIP No. 775711 10 4	Page 7 of 25

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*,**
8	Shared Voting Power 161,225,005*,**
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 161,225,005*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,225,005*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 49.2 percent*,**
14	Type of Reporting Person CO

*	Includes 159,734,464 shares of Company Common Stock owned by RFPS Investments I, L.P., a Georgia limited partnership. The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC. Also includes 1,490,541 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

**	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s direct and indirect beneficial ownership of Company Common Stock will change. Its indirect ownership will include shares of Company Common Stock owned directly by (a) RFT Investment Company, LLC. (LOR, Inc. is the manager of RFT Investment Company, LLC), (b) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), and (c) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). Each of these entities will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will receive shares itself in the Distribution, and will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments I, L.P. that are distributed to persons other than the reporting person and those entities named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 8 of 25

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*,**
8	Shared Voting Power 159,734,464*,**
9	Sole Dispositive Power 0*,**
10	Shared Dispositive Power 159,734,464*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,734,464*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.7 Percent*,**
14	Type of Reporting Person OO

*	Includes 159,734,464 shares owned by RFPS Investments I, L.P. The reporting person is the general partner of RFPS Investments I, L.P. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

**	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 9 of 25

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 Percent*
14	Type of Reporting Person OO

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 10 of 25

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person CO

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 11 of 25

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 12 of 25

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 13 of 25

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*	Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments I, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 775711 10 4	Page 14 of 25

Item 1.   Security and Issuer

This Amendment No. 9 to Schedule 13D relates to the Common Stock, $1.00 par value, of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, and Amendment No. 8 filed on November 15, 2010 (collectively the “Schedule 13D, as amended”). The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2.   Identity and Background

1.	(a) R. Randall Rollins is a reporting person filing this statement.

(b) His business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c) His principal occupation is Chairman of the Board of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324, Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329, and Chairman of the Board of Marine Products Corporation, engaged in the business of boat manufacturing, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329.

(d) None.

(e) None.

(f) United States.

2.	(a) Gary W. Rollins is a reporting person filing this statement.

(b) His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c) His principal occupation is Vice Chairman and Chief Executive Officer of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d) None.

(e) None.

(f) United States.

CUSIP No. 775711 10 4	Page 15 of 25

3.	RFPS Management Company I, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

4.	RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d) None.

(e) None.

5.	RFPS Investments I, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

6.	LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

7.	LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

CUSIP No. 775711 10 4	Page 16 of 25

8.	RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

9.	Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

10.	RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d) None.

(e) None.

11.	1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d) None.

(e) None.

12.	2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d) None.

(e) None.

13.	(a) Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b) His address is 15 Ellensview Ct., Richmond, VA 23226.

(c) His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

CUSIP No. 775711 10 4	Page 17 of 25

(d) None.

(e) None.

(f) United States.

14.	(a) Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b) Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c) Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d) None.

(e) None.

(f) United States.

15.	(a) Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b) His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c) His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d) None.

(e) None.

(f) United States.

16.	(a) Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b) Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c) Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d) None.

(e) None.

(f) United States.

CUSIP No. 775711 10 4	Page 18 of 25

17.	(a) Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b) 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c) His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d) None.

(e) None.

(f) United States.

18.	Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d) None.

(e) None.

19.	Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. R. Randall Rollins is a trustee of the 1976 GWR Trusts and exercises de facto control over them. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d) None.

(e) None.

20.	(a) Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b) His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c) His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d) None.

(e) None.

(f) United States.

CUSIP No. 775711 10 4	Page 19 of 25

Item 3.   Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. Shares distributed pursuant to the Transactions, as defined in Item 5 below, will be distributed for no consideration. Mr. Gary W. Rollins generally receives annual grants of restricted stock from the Company as compensation for his services as Vice Chairman and Chief Executive Officer of the Company. Mr. R. Randall Rollins generally receives annual grants of restricted stock from the Company as compensation for his services as Chairman of the Board of the Company.

Item 4.   Purpose of Transaction

See the Schedule 13D, as amended, for historical information. All distributions pursuant to the Transactions will be effected for tax and estate planning purposes and to satisfy legal obligations. The reporting persons and the other persons listed in Item 2 have no present plans or proposals to take any actions that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than through the possible dissolution of additional entities for estate or tax planning purposes;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Company, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the reporting persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. In addition, depending upon a variety of factors, the reporting persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Company, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Items (a)-(j) of Item 4 of Schedule 13D. Further, reporting persons from time to time engage in discussions with the Company and its affiliates, and other persons, including retained outside advisers, concerning the Company’s business, management, strategic alternatives and direction, including plans or proposals that would constitute or result in any of the matters or effects enumerated in Items (a)-(j).

CUSIP No. 775711 10 4	Page 20 of 25

Item 5.   Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment. Shares shown below are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution of RFPS Investments I, L.P. (the “Dissolution”). Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting persons’ direct and/or indirect beneficial ownership of Company Common Stock, and that of the other persons named in response to Item 2, will change. Currently, the number of shares of Company Common Stock to be transferred/received by the reporting persons, and the other persons named in response to Item 2, as a result of the Dissolution cannot be determined. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting persons will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that they, and the persons named in response to Item 2, beneficially own, and update related disclosures, to reflect the distribution of shares of Company Common Stock in connection with the Dissolution. The reporting persons anticipate that members of the Rollins family and their affiliates will continue to beneficially own a majority of the outstanding Common Stock of the Company.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 9,561,809 shares of Company Common Stock (2.9%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 2,000 shares and shared voting and dispositive power with respect to 9,559,809 shares. These shares include 9,526,793 shares of Company Common Stock held in two charitable trusts of which she is a co-trustee or Executive Director and 33,016 shares held by her spouse.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 5,942,331 shares of Company Common Stock (1.8%). She has sole voting and dispositive power with respect to 74,630 shares, and shared voting and dispositive power with respect to 5,867,701 shares. These shares include 5,867,701 shares of Company Common Stock held in a charitable trust of which she is a co-trustee.

Mr. Timothy C. Rollins beneficially owns 106,631 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to 2,000 shares, and shared voting and dispositive power with respect to 104,631 shares. These shares include 104,631 shares of Company Common Stock held by his spouse.

The 1976 RRR Trusts beneficially own zero shares of Company Common Stock (0.0%).

The 1976 GWR Trusts beneficially own zero shares of Company Common Stock (0.0%).

Mr. Donald P. Carson beneficially owns zero shares of Company Common Stock (0.0%).

CUSIP No. 775711 10 4	Page 21 of 25

(c)

The following transactions (the “Transactions”) were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof:

•	On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Management Company I, L.P. dissolved, and it will distribute 159,734,464 shares of Company Common Stock to RFPS Investments I, L.P., and 1,490,541 shares to RFA Management Company, LLC, for no consideration. These distributions are expected to occur within approximately thirty days.

•	On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Investments I, L.P. dissolved, and it will distribute 159,734,464 shares of Company Common Stock to its equity holders, for no consideration. These distributions are expected to occur within approximately sixty days.

•	In connection with the distribution of shares by RFPS Investments I, L.P. in connection with its Dissolution on June 30, 2020 described above, the following persons are expected to receive shares of Company Common Stock, for no consideration:

o	LOR, Inc
o	LOR Investment Company, LLC
o	Rollins Holding Company, Inc
o	RFT Investment Company, LLC
o	RCTLOR, LLC
o	1997 RRR Grandchildren’s Partnership
o	2007 GWR Grandchildren’s Partnership
o	Amy R. Kreisler
o	Pamela R. Rollins
o	Timothy C. Rollins
o	2002 Amy R. Kreisler Trust
o	2002 Pamela R. Rollins Trust
o	2002 Timothy C. Rollins Trust
o	Other Rollins Family Trusts
o	Two family trusts of which Ms. Kreisler is the sole trustee
o	Charitable Lead Trust

Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting persons and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting persons will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that they, and the other persons named in response to Item 2, beneficially own.

(d) None.

(e) On June 30, 2020, RFPS Management Company I, L.P. ceased to beneficially own in excess of 5% of the outstanding shares of Common Stock of the Company.

CUSIP No. 775711 10 4	Page 22 of 25

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as referenced above in Items 4 and 5, the content of which is incorporated herein by reference, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B) Letter dated June 30, 2020.

CUSIP No. 775711 10 4	Page 23 of 25

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY I, L.P.
By: RFA MANAGEMENT COMPANY, LLC, General Partner
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFT INVESTMENT COMPANY, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFA MANAGEMENT COMPANY, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFPS INVESTMENTS I, L.P.
By: LOR INVESTMENT COMPANY, LLC, General Partner
By: LOR, INC., Class A Member

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

LOR INVESTMENT COMPANY, LLC
By: LOR, INC., Class A Member

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

ROLLINS HOLDING COMPANY, INC.

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RCTLOR, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

LOR, INC.

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

1997 RRR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, as co-trustee of the
1976 RRR Trusts, each a General Partner

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ R. Randall Rollins	Date: June 30, 2020
R. Randall Rollins, as co-trustee of the
1976 GWR Trusts, each a General Partner

/s/ R. Randall Rollins		Date: June 30, 2020
R. RANDALL ROLLINS

/s/ Gary W. Rollins		Date: June 30, 2020
GARY W. ROLLINS

CUSIP No. 775711 10 4	Page 24 of 25

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY I, L.P.
By: RFA MANAGEMENT COMPANY, LLC, General Partner
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFT INVESTMENT COMPANY, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFA MANAGEMENT COMPANY, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RFPS INVESTMENTS I, L.P.
By: LOR INVESTMENT COMPANY, LLC, General Partner
By: LOR, INC., Class A Member

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

LOR INVESTMENT COMPANY, LLC
By: LOR, INC., Class A Member

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

ROLLINS HOLDING COMPANY, INC.

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

RCTLOR, LLC
By: LOR, INC., Manager

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

LOR, INC.

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, Vice President

1997 RRR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Gary W. Rollins	Date: June 30, 2020
Gary W. Rollins, as co-trustee of the
1976 RRR Trusts, each a General Partner

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ R. Randall Rollins	Date: June 30, 2020
R. Randall Rollins, as co-trustee of the
1976 GWR Trusts, each a General Partner

/s/ R. Randall Rollins		Date: June 30, 2020
R. RANDALL ROLLINS

/s/ Gary W. Rollins		Date: June 30, 2020
GARY W. ROLLINS

CUSIP No. 775711 10 4	Page 25 of 25

EXHIBIT B

TO: Partners of RFPS Investments I, L.P. (the “Partnership”)

FROM: LOR Investment Company, LLC, General Partner

DATE: June 30, 2020

RE: Plan of Dissolution of RFPS Investments I, L.P. (the “Partnership”)

Reference is made to that certain unanimous resolution of the Common Partners of the Partnership to dissolve and wind up the Partnership as of the date hereof. Paragraph 10.2 of that certain Limited Partnership Agreement of the Partnership effective as of December 31, 2002 (the “Partnership Agreement”), provides, among other things, that upon the dissolution of the Partnership, the General Partner may liquidate the assets of the Partnership and distribute the proceeds from any such liquidation to the creditors and Partners of the Partnership. All other unliquidated Partnership assets shall be distributed in kind.

The Partnership assets include certain Notes Receivable payable to the Partnership by certain Partners and other third parties. The purpose of this memorandum is to document the General Partner’s intention that, in connection with the distribution of assets pursuant to the dissolution referenced above:

1. Each Partner that is the obligor of any such Note Receivable shall receive in partial satisfaction of such Partner’s share of said distribution that portion or the entirety of any such Note Receivable payable by such Partner, as the case may be, that does not exceed the basis of the Partner’s interest in the Partnership for federal income tax purposes;

2. The Partnership shall distribute to LOR, Inc., a Common Partner of the Partnership (“LOR”), the balance of the Notes Receivable in partial satisfaction of LOR’s share of said distribution; and

3. The amount of other assets to be distributed in kind to any such obligor-Partner and to LOR, including shares of Rollins, Inc. common stock, shall be accordingly reduced to the extent necessary to ensure that the total assets distributed to each Partner in connection with the dissolution will have the fair market value (as determined by the General Partner in compliance with the Partnership Agreement) to which that Partner is entitled under the Partnership Agreement, consistent with that certain Agreement for Dissolution of Partnership of even date herewith and to which the General Partner and all other Partners are parties.

Sincerely,

/s/ Gary W. Rollins
Gary W. Rollins, as Vice President of LOR, Inc., Class A Member